SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 26, 2009

_________________

HEAD N.V.

Rokin 55
1012 KK Amsterdam
The Netherlands
+31 20 625 1291
_________________
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes: ❑      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes: ❑      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑      No:  ☒

Enclosures:	Press Release dated February 26, 2009 Consolidated Financial Statements for the Year Ended December 31, 2008

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Head N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEAD N.V.

Date: February 26, 2009	By:	/s/ Johan Eliasch
		Name:	Johan Eliasch
		Title:	Chief Executive Officer

INDEX

Exhibit 99.1	Press Release dated February 26, 2009

Exhibit 99.2	Consolidated Financial Statements for the Year Ended December 31, 2008